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11022122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 31 2011
Washington, DC
105

SEC FILE NUMBER
8- 065555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LinkBrokers Derivatives Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Grand Street 2nd Floor
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LinkBrokers Derivatives Corporation, as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SWORN TO AND SUBSCRIBED BEFORE ME THIS DATE

MAY 27 2011

JESSICA NIEVES-ARROYO
Notary Public of New Jersey
My Commission Expires 7/15/2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LinkBrokers Derivatives Corporation

Statement of Financial Condition
March 31, 2011

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LinkBrokers Derivatives Corporation

Statement of Financial Condition
March 31, 2011

LinkBrokers Derivatives Corporation
Index
March 31, 2011

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Report of Independent Auditors

To the Stockholder of
LinkBrokers Derivatives Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of LinkBrokers Derivatives Corporation (the "Company") at March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2011

LinkBrokers Derivatives Corporation
Statement of Financial Condition
March 31, 2011

(dollars in thousands)

Assets		
Cash and cash equivalents	$	9,506
Deposits with clearing brokers		1,738
Due from clearing brokers		106
Securities owned, at estimated fair value		262
Fees receivable		5,603
Receivable from affiliates		529
Deferred tax assets		1,429
Fixed assets and leasehold improvements, at cost net of accumulated depreciation and amortization of ($1,468)		189
Prepaid expenses and other assets		1,775
Total assets	$	21,137
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	8,021
Total liabilities		8,021
Commitments and contingencies (Note 8)		
Stockholder's equity		
Common stock, $25 par value, 3,000 shares authorized, 925 shares issued and outstanding		23
Additional paid-in capital		2,273
Retained earnings		10,820
Total stockholder's equity		13,116
Total liabilities and stockholder's equity	$	21,137

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

LinkBrokers Derivatives Corporation (the "Company") is a Delaware Corporation. The Company is wholly owned by ICAP America Investments Ltd ("IAIL"), and IAIL is a wholly owned subsidiary of ICAP Group Holdings plc ("IGHP"). IGHP is a wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New York is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent primarily in equities and options for institutional clients.

The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the Rule and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up".

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, the Company may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance.

The Company's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Services Authority to ICAP's FSA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Compensation

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity earn a profit by buying a financial instrument at one price and simultaneously or shortly

(dollars in thousands)

thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2. Summary of Significant Accounting Policies

The Company's financial statement is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2011 include approximately $9,506 of short-term highly liquid money market mutual funds which is held in one financial institution. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

(b) Fixed Assets

Depreciation of furniture and equipment is provided on a straight line basis over the estimated useful lives of the assets, which range of three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

(dollars in thousands)

(c) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense which is amortized over the life of the employment contracts.

(d) Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, ("ASC 740"). This standard clarifies the accounting for uncertainty in income taxes by addressing the recognition and measurement of tax positions taken or expected to be taken; and it also provides guidance on de-recognition, classification, interest and penalties and disclosure. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

The Company follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statement. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. Deposits with Clearing Brokers

Pursuant to its two clearing agreements, the Company is required to maintain collateral deposits of $1,000 and $738, which may be applied against losses due to nonperformance by its institutional clients and any amounts due to the clearing brokers.

4. Fixed Assets and Leasehold Improvements, Net

			Estimated Useful Life
Computer equipment	$	1,029	3 years
Furniture and office equipment		121	5 years
Leasehold improvements		507	Term of lease
		1,657	
Less: Accumulated depreciation and amortization		(1,468)	
	$	189	

5. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with administrative services (including finance, human resources, operations, legal and electronic data processing functions). On March 31, 2011, the

(dollars in thousands)

Company has a receivable of approximately $454 relating to these fees, which is reflected in the receivable from affiliates in the Statement of Financial Condition.

6. Income Taxes

The Company's unrecognized tax benefits, including interest and penalties of $17 are recorded on the Statement of Financial Condition as accrued expenses and other liabilities.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time. It is possible that any changes in uncertain tax positions could have an impact on the Company's financial statement.

The Company's federal corporate income tax returns for the year ended December 31, 2007 and after remain subject to examination. The Company files tax returns in New York State and New York City and these returns are subject to examination for tax years ended December 31, 2007 and after.

7. Accrued Expenses and Other Liabilities

Accrued expenses and accounts payable at March 31, 2011 include approximately $6,047 of accrued compensation and related expenses, $1,125 of accrued income tax expense, and $849 of other accrued expenses.

8. Commitments and Contingencies

Office lease

In April 2007, the Company entered into a ten-year operating lease agreement for new office space in New York City. The lease provides for a 3% increase in base rent per year, plus a pro rata share of escalations in real estate taxes and related assessments during the lease term. The Company has the right to terminate the lease effective as of any time from and after the fifth lease year. Early termination is subject to nine months written notice to the landlord, and the payment of a termination fee. The fee as of the end of the fifth year would be $200, decreasing by approximately $40 per year through the end of the lease.

Following is a schedule of future minimum annual rentals as of March 31, 2011:

Year Ending		
2012	$	491
2013		506
2014		521
2015		536
2016		552
Thereafter		616
	$	3,222

(dollars in thousands)

In accordance with ASC 840, *Accounting for Leases*, rent expense is recognized on a straight-line basis over the ten year term of the lease. The difference between actual rent paid and the expense charged is recorded as deferred rent payable.

9. Fair Value of Financial Instruments

The Company adopted ASC 820, *Fair Value Measurements*, ("ASC 820"), effective January 1, 2008. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company's securities owned at fair value, equity securities are quoted on a national exchange; and are therefore considered Level 1 assets.

The Company's cash and cash equivalents include short-term highly liquid money market mutual funds, which are quoted on a national exchange and therefore considered Level 1 assets.

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition (receivables and payables) approximates their fair value; as such financial instruments are short term in nature.

The Company adopted ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") effective March 31, 2010. This amended ASC 820 to clarify existing requirements regarding disclosures of inputs, valuation techniques and levels of disaggregation. The ASU also requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made: and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2011 the Company did not have any transfers between Levels.

10. Off-Balance-Sheet Risk and Concentration Risk of Credit Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions through its clearing brokers, on a fully disclosed basis. Therefore, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor

(dollars in thousands)

collateral on the securities transactions introduced by the Company. The receivables from the clearing brokers are pursuant to this clearance agreement.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and therefore, the Company has recorded no liability for the year ended March 31, 2011.

In the normal course of operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

11. Regulatory Net Capital Requirement

During September 2010, the Company formally notified FINRA of its decision to switch to the alternative net capital computation method. The effective date of the switch was October 6, 2010; therefore the Company began filing under the alternative net capital computation method beginning with the September 30, 2010 filing.

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2011, the Company's net capital was $4,778 which was $4,528 in excess of its minimum requirement of $250.

12. Regulatory Developments

In July 2011, certain parts of the Dodd Frank Wall Street Reform and Consumer Protection Act will move from legislation to regulation. Key to the financial reform of the financial OTC derivatives markets are the rules governing derivatives registration, trading and clearing. The purpose of the rule is to improve transparency, risk management, capital and margin requirements. The Company continues to engage with industry and regulators on the aspects of open and fair access to markets, the functioning of inter-dealer brokers ("IDBs") in these markets and capital requirements. Overall it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Therefore the Company will continue to remain engaged with its industry peers and regulators in the formulation of final regulation.

13. Subsequent Events

For the year ended March 31, 2011, the Company evaluated subsequent events through May 27, 2011. During April 2011, the Company's parent ICAP America Investments Ltd ("IAIL") began the process of reorganizing its ownership structure by transferring all of its equity interest in the Company over to its US indirect wholly owned subsidiary ICAP US Investment Partnership. The transfer of ownership will need to be reviewed and approved by both US and UK regulators in

(dollars in thousands)

accordance to their relevant rules and regulations. There have been no other subsequent events that occurred during this period that would require recognition in the financial statement or disclosure as of March 31, 2011 or for the year then ended.